Management's Discussion and Analysis
for the three and six months ended November 30, 2009

MEDICURE INC.

Prepared by Management without review by the Company’s auditor.

Message to Shareholders, January 2010

Medicure’s focus this past quarter continued to be on strengthening the commercial business, with an emphasis on further reducing costs of operation to conserve capital and working with stakeholders to improve its financial condition. In respect to its financial condition, the Company received extensions from its senior lender to defer payments of about USD $2.1 million now due January 21, 2010 to give the parties additional time to develop an appropriate restructuring plan (see the accompanying MD&A for further details). These agreements allow the Company to continue a dialogue with the lender regarding its debt payment obligations. Management is executing its recently refined commercial strategy for AGGRASTAT® , including the clinical and regulatory strategies. Medicure is also committing a small amount of capital for the clinical development of a new treatment for Tardive Dyskinesia.

The commercial business, being sales of AGGRASTAT® , remains central to our Company. Net sales of AGGRASTAT® for the first quarter was $0.97 million compared to $0.94 million in the previous quarter, representing quarter-over-quarter increase of 3%.

In an effort to redirect and secure resources to enhance the value of the product franchise, management has implemented operating cost control measures included a substantial reduction of research and development and optimization of sales and marketing practices.

Medicure continues the enrolment of patients in a 140 patient Phase II clinical trial of TARDOXALTM for the treatment of Tardive Dyskinesia. This development program evolved from the extensive preclinical and clinical experience with MC-1, pyridoxal 5’ phosphate. Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.

I thank our shareholders, stakeholders and employees for their continued support. We have actively addressed several challenges over the past year and continue these efforts to improve the Company’s financial status, including the value of its assets.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") is current to January 14, 2010 and should be read in conjunction with Medicure Inc.’s ("Medicure" or the “Company”) unaudited consolidated financial statements for the three and six months ended November 30, 2009, and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the managements’ discussion and analysis, audited consolidated financial statements, and Company’s Annual Report on Form 20-F for the year-ended May 31, 2009 and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31. The Company’s independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited interim consolidated financial statements.

Forward looking Statements

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information which may not be based on historical fact, and which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward looking statements include, without limitation, statements regarding, our intention to further advance our commercial operation and increase AGGRASTAT® product revenue, our intention to raise capital through equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing, our ongoing corporate restructuring plan, our intention to discover and develop new pharmaceuticals, our intention to license the sale and distribution of any products we may commercialize to larger international pharmaceutical companies, our plan to move forward with a clinical development program for TARDOXALTM and for MC-1 in other chronic indications, our intention to build a pipeline of pre-clinical products over the next several years, including our drug product candidates currently at the discovery and preclinical stages of development, our evaluation of other drug candidates for potential license with the objective of further broadening our product and patent portfolio and our licensing and research collaboration discussions, from time to time, with larger pharmaceutical firms and other biotechnology firms relating to the potential development and commercialization of our product candidates.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation, the ability to meet its debt obligations, dependence on collaborative partners, sufficient working capital to meet current obligations, our ability to continue as a going concern, the competitive landscape in the markets which we compete, pricing and/or Medicare/Medicaid positioning for AGGRASTAT®, the availability of capital on acceptable terms to pursue the commercialization of AGGRASTAT® and to carry on research and development programs related to TARDOXALTM , MC-1 or other products, unanticipated interruptions in our manufacturing operations, significant changes in foreign exchange rate, the impact of new discoveries and scientific information that affect the competitive positioning of AGGRASTAT® and/or its competitors, the impact of competitive products and pricing, the compliance with all long-term debt covenants and obligations, the expense and outcome of certain legal and regulatory proceedings and expense thereto, the nature of the market for MC-1 in the treatment of chronic cardiovascular and metabolic indications, the nature of the market for TARDOXALTM in the treatment of Tardive Dyskinesia or other neurological conditions , the regulatory approval process leading to commercialization, fluctuations in operating results, our ability to anticipate and manage the risks associated with the foregoing, contractual disagreements with third parties, the unpredictability of protection provided by our patents, the results of continuing safety and efficacy studies by industry and government agencies, the regulatory environment and decisions by regulatory bodies impacting our products, fees relating to our products and the feasibility of additional clinical trials, the Company’s stage of development, the Company’s limited product revenues, and other risks as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators.

These factors should be considered carefully and readers are cautioned not to place undue reliance on such

MEDICURE INC.
Management's Discussion and Analysis

forward-looking statements and information. The Company disclaims any obligation to update any information regarding such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2009, which can be obtained on SEDAR (www.sedar.com).

Company Profile

Medicure is specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc. The Company’s primary research and development program of focus is the clinical development of TARDOXALTM for neurological disorders, although the Company continues to investigate and advance certain other product opportunities.

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans, securing additional sources of financing, and restructuring its existing Debt Financing Agreement. The Company estimates it has sufficient working capital to fund ongoing operations excluding debt obligations. As of November 30, 2009, the Company had accrued a debt service obligation of US$2.1 million which as of November 30, 2009 is due the earlier of January 21, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender. Without this extension the Company would have been in default on its Debt Financing agreement. (See going concern assumption and continuity of operations).

The ongoing focus of the Company and the primary asset of interest in this process is AGGRASTAT® (tirofiban HCl) which the Company sells in the U.S. through its subsidiary, Medicure Pharma, Inc. (Somerset, NJ). In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of its field based cardiovascular specialists, the Company is in the process of developing and implementing a new brand and life cycle management strategy for AGGRASTAT® . The objective of this effort is to secure a significant portion of, and to further expand AGGRASTAT’S® share of, the US $450 million GP IIb/IIIa inhibitor market. While the Company believes that it has identified a relatively low cost clinical, product and regulatory strategy, it requires additional resources to implement this plan.

Recent Developments

  As a result of ongoing discussions with its lender and the progress made by management in the advancement of AGGRASTAT® , the Company has received a number of expressions of interest from third parties regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company.

  In light of these developments, the Board of Directors of Medicure has mandated the implementation of a formal process to evaluate all of these expressions of interest and to solicit others with a view to pursuing those opportunities that maximize value for shareholders and other stakeholders. To assist in this process, the Board has retained Bloom Burton & Co, a leading Canadian life sciences focused investment banking firm, to assist in the evaluation of financial alternatives and fundraising options, and Beal Advisors LLC, a San Francisco based financial and strategic advisory firm, to assist in the partnership, license or sale of AGGRASTAT® .

  The Company anticipates the process will take several months; however, there can be no assurance that any transaction will ultimately be completed.

MEDICURE INC.
Management's Discussion and Analysis

  To further our capital conservation and redirection efforts the Company has streamlined its US sales staff and further downsized its administration staff. The Company has also outsourced a large portion of its administration and accounting functions to an service company to further reduce costs (See Changes in Internal Controls).

  During the period the Company had had ongoing discussions with its senior lender in order to restructure the existing arrangements and has received extensions from its senior lender to defer a US$2.1 million payment now due January 21, 2010 as discussed above to give the parties additional time to develop an appropriate restructuring plan for the Company. The Company is continuing with these discussions and are working to have a satisfactory resolution as soon as possible. The Company also continues to explore other strategic arrangements to recapitalize the Company.

Commercial:

AGGRASTAT® is a glycoprotein GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS), including unstable angina and non-ST elevated myocardial infarction (NSTEMI). The Company’s U.S. subsidiary, Medicure Pharma, Inc. (Sommerset, NJ) supports the product through its hospital-based cardiovascular staff with the support of Medicure’s home office commercial operations based in Winnipeg, MB.

Net revenue from the sale of AGGRASTAT® for six months ended November 30, 2009 decreased 27% over the net revenue for the six months ended November 30, 2008. All of the Company’s sales are denominated in US dollars. The decline is attributable to fluctuations in foreign currency exchange rates and a spike in wholesale sales volumes, where wholesalers increased purchasing in advance of an announced price increase introduced during the 3rd quarter of 2009. A decline in wholesale sales followed the price increase and wholesale demand has been steady since that point. Wholesale demand does not equate to hospital demand, which has been stable over the period.

Going forward and contingent on financing arrangements, including the successful renegotiation of the Company’s current debt. (See the Critical Accounting Estimates and Changes in Accounting Policies for further details), the Company expects to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company’s lead Research and Development program is TARDOXALTM for the treatment of Tardive Dyskinesia (TD). This program evolved from Medicure’s extensive clinical experience with MC 1, a naturally occurring small molecule, for new chronic medical conditions. The Company is also pursuing licensing opportunities for its library of small molecule anti thrombotic drugs. A small amount of capital is expected to be used on the clinical development of a treatment for Tardive Dyskinesia and on exploring other potential treatments using data collected during our previous research programs.

MEDICURE INC.
Management's Discussion and Analysis

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development

TARDOXALTM	TD / Neurological indications	Phase II - enrolling patients
MC-1-Chronic	Lipid lowering/metabolic syndrome	Phase II - pursuing partnership
MC-45308	Anti-thrombotic small molecules	Discovery–pursuing partnership

The TARDOXALTM  and MC-1 programs benefit from over 10 years of work that Medicure invested in the advancement of this compound through advanced human clinical testing in acute and chronic cardiovascular conditions. Over this time the Company invested substantially in numerous animal and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab based work. The Company believes the information and physical assets resulting from this activity is a valuable asset that will reduce costs and also speed development of this molecule for application to other conditions.

The development of MC-1 for use in acute cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold. The Company is continuing some analyses from these studies as resources permit, and will in due course determine what, if any, further investigation is warranted.

Medicure’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

The accompanying unaudited interim consolidated financial statements for the three and six months ended November 30, 2009 have been prepared by management in accordance with Canadian GAAP and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2009, except as disclosed in Note 2. These unaudited interim financial statements should be read in conjunction with the May 31, 2009 audited financial statements.

The current period’s financial statements include the operations of the Company for the three and six month period ended November 30, 2009. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six month period ended November 30, 2009 are not necessarily indicative of the results to be expected for the full year.

MEDICURE INC.
Management's Discussion and Analysis

Going concern assumption and continuity of operations

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations.

The Company recorded a loss of $2,085,778 and negative cash flows from operations of $1,349,660 for the six months ended November 30, 2009 and the Company reported an accumulated deficit of $150,635,078 as at November 30, 2009. The Company further reduced its staff and corporate expenses in order to more closely align expenses with net revenue. The Company is also in ongoing discussions with its senior lender to restructure its debt. The Company’s future operations are dependent upon its ability to achieve positive cash flows from operations, to restructure its debt, complete other strategic alternatives, and/or secure additional funds. The outcome of these discussions with the Company's senior lender and other strategic partners is undeterminable at this time. No agreements with the lender or potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, it will have to consider additional business strategies which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company. The Company’s main assets are pledged as security to its senior lender including its intangible assets on MC-1/TARDOXALTM and AGGRASTAT® .

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Critical Accounting Estimates and Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (Canadian GAAP) requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Estimates and assumptions may be revised as new information is acquired, and are subject to change.

MEDICURE INC.
Management's Discussion and Analysis

Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provide by the Company’s wholesalers and other 3rd party external information management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances. Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Interest income is recognized as earned.

Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

MEDICURE INC.
Management's Discussion and Analysis

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

Stock-based compensation

The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three and six month period ended November 30, 2009 and 2008, the Company recorded stock-based compensation of $42,118 and $84,236 (November 30, 2008 - $104,281 and $114,899) respectively.

New Accounting Standards adopted during the period:

Goodwill and intangible assets:

Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research & Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38, Intangible Assets. There was no impact on the Company's financial position and results of operations on adoption of this standard.

MEDICURE INC.
Management's Discussion and Analysis

Recent accounting pronouncements:

International Financial Reporting Standards:

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB’s strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.

IFRS 1, First-time Adoption of International Financial Reporting Standards, provides guidance for the initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS standards effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 provides certain mandatory exceptions and limited optional exemptions from this general requirement in respect of certain standards. The Company is currently evaluating the exceptions and exemptions under IFRS 1 and will provide updated disclosure when available.

Disclosure of IFRS implementation plan:	May 31, 2010

Disclosure of IFRS quantitative impact analysis:	May 31, 2011

Opening IFRS balance sheet and transition adjustment:	June 1, 2010

First external quarterly IFRS financial statements, including comparatives:	August 31, 2011

First external annual IFRS financial statements, including comparatives:	May 31, 2012

Management began to develop its IFRS changeover plan in 2009, as the Company’s key finance employees attended training sessions and accumulated current literature on IFRS and their interpretations. An initial implementation timetable is in development that identifies key activities that will occur over the next two years leading up to the changeover. During the 2010 fiscal year, the Company plans to develop a better understanding of the current differences between Canadian GAAP and IFRS, and as required by the AcSB, the Company will need to finalize its accounting policy choices within IFRS and assess its elective options under first-time adoption of IFRS (IFRS 1).

Strategic changes made over the past year, coupled with focused capital conservation efforts, have delayed implementation of the Company's IFRS conversion project. Given the current focus on restructuring the Company, management is not yet able to reasonably assess the financial impact that IFRS will have on the Company's financial statements at this time.

Business Combinations:

In January 2009, the CICA issued Handbook Section 1582, "Business combinations," which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

MEDICURE INC.
Management's Discussion and Analysis

Non-controlling Interests:

In January 2009, the CICA issued Handbook Section 1602, "Non-controlling interests," which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

Consolidated Financial Statements:

In January 2009, the CICA issued Handbook Section 1601, "Consolidated financial statements," which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. Management is currently evaluating the impact of adopting this standard on the Company’s consolidated financial statements.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$, except per share data)	Nov 30, 2009	Aug 31, 2009	May 31, 2009	Feb 28, 2009

Product sales, net	977	941	678	1,486
Interest and other income	4	1	8	29
Selling, general and administrative	1,068	1,777	3,439	1,756
Research and Development	81	186	221	176
Investment Tax Credit	-	(307)	(34)	(532)
Impairment of Intangibles	-	-	(60)	1,696
Interest expense	814	839	823	960
Foreign Exchange loss(gain)	(1,081)	73	(4,508)	809
Income (loss) for the period	(176)	(1,910)	312	(3,644)
Basic and diluted loss per share	(0.00)	(0.01)	(0.00)	(0.03)

MEDICURE INC.
Management's Discussion and Analysis

	Nov 30, 2008	Aug 31, 2008	May 31, 2008	Feb 29, 2008

Product sales, net	1,458	1,171	741	703
Interest and other income	115	104	312	235
Selling, general and administrative	2,149	1,911	2,353	2,624
Research and Development	137	(511)	(60)	6,251
Investment Tax Credit	-	-	-	-
Impairment of Intangibles	-	-	-	13,057
Interest expense	2,040	1,122	1,072	1,096
Foreign Exchange loss(gain)	3,878	1,457	88	(253)
Income (loss) for the period	(6,975)	(3,009)	(2,705)	(22,675)
Basic and diluted loss per share	(0.05)	(0.02)	(0.02)	(0.17)

The quarterly loss for the three month period ended November 30, 2009 is $6.8 million lower than the three month period ended November 30, 2008 due to:

  $5.0 million spread between 2010 Q2 foreign exchange gain of $1.1 and 2009 Q2 loss of $4.9. The majority of the losses related to the Company’s US$ denominated debt adjusted for fluctuations in US exchange rates'

  $1.1 million decrease in selling, general and administrative expenses directly attributable to management's efforts to reduce operating costs;

  $0.5 million decrease in sales attributable to a decline in wholesale sales offset by the price increase introduced during 2009.

Results of Operations

Revenue

The change in revenue for the three and six months ended November 30, 2009 and November 30, 2008 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2009	Nov 30, 2008	(decrease)	Nov 30, 2009	Nov 30, 2008	(decrease)

Product sales, net	$977	$1,458	$(481)	$1,918	$2,629	$(711)

Net product sales declined $0.7 million or 27% to $1.9 million in the first six months of 2010, as compared with $2.6 million in 2009. For the three month period ended November 30, 2009, net product sales declined $0.5 million, as compared to the comparable period in 2009. In both the three and six months periods, the decline is attributable to a decline in wholesale sales offset by the spike in sales prior to a price increase introduced during the 3rd quarter of 2009 and a lower US exchange rate during the period as compared to 2009. Net sales have increase quarter over quarter since Q4 of 2009.

Cost of goods sold

The change in cost of goods sold for the three and six months ended November 30, 2009 and November 30, 2008 is reflected in the following table: - 11 -

MEDICURE INC.
Management's Discussion and Analysis

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2009	Nov 30, 2008	(decrease)	Nov 30, 2009	Nov 30, 2008	(decrease)

Cost of goods sold	$55	$85	$(30)	$109	$153	$(44)

Cost of goods sold represents direct product costs associated with AGGRASTAT® . Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

The decrease in cost of sales is attributable to the lower sales volume during the three and six months ended November 30, 2009 as compared to the same periods of 2009. There were no write-downs of obsolete inventory during either quarter.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the three and six months ended November 30, 2009 and November 30, 2008 are reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2009	Nov 30, 2008	(decrease)	Nov 30, 2009	Nov 30, 2008	(decrease)

Selling, general, and
administrative
expenditures	–
AGGRASTAT®	$748	$1,620	$(872)	$2,096	$2,738	$(642)
Selling, general, and
administrative
expenditures	–
Other	320	529	(209)	749	1,322	(573)

Total selling, general,
and administrative
expenditures	$1,068	$2,149	$(1,081)	$2,845	$4,060	$(1,215)

Selling, general and administrative expenditures - AGGRASTAT® decreased during the three and six month period ended November 30, 2009 as compared to same period in the prior year mainly due to :

  The Company payroll costs were lower during period attributable to management's efforts to reduce operating costs. During the quarter ended November 30, 2009, the Company reduced its U.S. staff resulting in one time termination costs of approximately $170,000.

  The average US exchange rate for the period was lower than the in the comparable periods of 2009 resulting in a decrease in Selling, general and administrative expenditures.

MEDICURE INC.
Management's Discussion and Analysis
  Overall the Company’s Selling, general and administrative expenditures – AGGRASTAT® is lower in many areas as a result of the cost curtailment program implement since the beginning of the fiscal year

Selling, general and administrative expenditures – Other decreased during the three and six month period ended November 30, 2009 as compared to same period in the prior year mainly due to :

  The Company reduced its investor relations, recruitment fees and consulting fees by approximately $100,000 during the period as part of its cost curtailment programs.

  In the first quarter of fiscal 2009 the Company expensed $133,000 in FDA regulatory fees that were ultimately refunded during fiscal 2009. The Company does not expect to incur have these fees in fiscal 2010.

  During the first six months of fiscal 2010 the board has agreed waive to board fees given the current financial condition of the Company. This resulted in saving of approximately $74,000 compared to prior year.

  Overall the Company’s Selling, general and administrative expenditures – other is lower in many areas as a result of the cost curtailment program implement since the beginning of the fiscal year.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres. The change in research and development expenditures for the three and three and six month period ended November 30, 2009 as compared to same period in the prior year are reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2009	Nov 30, 2008	(decrease)	Nov 30, 2009	Nov 30, 2008	(decrease)

Research & development
expenditures	$81	$137	$(56)	$271	$374	$(103)

The decrease in Research and development expenditures as compared to fiscal 2009 is due to the Company's scale back research and development plans. The Company does not anticipate incurring significant research and development costs during fiscal 2010 until such time it has completed a financial restructuring of long term debt (see Liquidity and Capital Resources) and additional raised capital. The Company does however plan on continuing with its Phase II clinical study TARDOXALTM on a cost conservative basis until such time as the Company’s financial condition improves.

Clinical Trial Programs

Subject to completing a financial restructuring of long-term debt (see Liquidity and Capital Resources), raising sufficient capital and pending the outcome of discussions with the FDA, management plans to initiate certain new clinical studies of AGGRASTAT® .

Other than the potential AGGRASTAT® program(s) which is subject to the uncertainties discussed above, no

MEDICURE INC.
Management's Discussion and Analysis

Phase 3 clinical trials are planned for fiscal 2010.

The only other planned Clinical Trials at this time is the Phase II TARDOXALTM discussed below.

MC-1 CABG Program

A small amount of administrative costs continued to be incurred on this program in the first quarter of fiscal 2010. For the six months ended November 30, 2009 expenditures for the MEND-CABG program were ($39,000), as compared to net recoveries of $640,000 for the six months ended November 30, 2008.

TARDOXALTM and MC-1 Chronic Program

Medicure’s lead development programs involve use of TARDOXALTM in the treatment of neurological conditions and other new chronic applications of MC-1 such as lipid lowering. The Company is continuing in a cost conservative manner and is enrolling patients in a small Phase II clinical study for this product. Note that this product was in recent months referred to by the trade name AVASTREMTM and prior to that as MC-1 Chronic.

For the six months ended November 30, 2009, total expenditures for the TARDOXALTM and MC-1 Chronic program were $118,000, as compared to $24,000 during the same period in fiscal 2009.

Preclinical Programs

Medicure possesses a library of novel, anti-thrombotic small molecules developed by its Drug Discovery program. Further development of the anti-thrombotic program is planned if partnerships or other third party funding can be established.

Interest Expense

The change in interest expense for the three and six months ended November 30, 2009 and November 30, 2008 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2009	Nov 30, 2008	(decrease)	Nov 30, 2009	Nov 30, 2008	(decrease)

Interest expense	$814	$2,040	$(1,226)	$1,654	$3,162	$(1,508)

The decrease in interest expense for the three and six month periods ended November 30, 2009 as compared to fiscal 2008 is primarily due to the the repayment of the term loan facility during the second quarter of 2009.

Foreign Exchange Loss (Gain)

The change in the foreign exchange loss (gain) for the three and six months ended November 30, 2009 and November 30, 2008 is reflected in the following table: - 14 -

MEDICURE INC.
Management's Discussion and Analysis

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2009	Nov 30, 2008	(decrease)	Nov 30, 2009	Nov 30, 2008	(decrease)

Foreign exchange
(gain) loss	$(1,081)	$3,878	$(4,959)	$(1,008)	$5,335	$(6,343)

The net foreign exchange gain during the six months ending November 30, 2009 changed by $6.34 million due to a weakening of the U.S. dollar relative to the Canadian dollar in the period. Foreign exchange loss represents changes in the Canadian dollar value of our foreign currency denominated operating accounts in response to changes in the value of the Canadian dollar relative to US dollar. The value of the Canadian dollar relative to the US dollar increased over the period, with exchange rates moving from $1.095 as at May 31, 2009 to $1.057 as at November 30, 2009, which resulted in a foreign exchange gain of $1.0 million for the period. Over the same period in the prior year, the value of the Canadian dollar decreased, with exchange rates moving from $0.994 as at May 31, 2008 to $1.237 as at November 30, 2008, which resulted in a foreign exchange loss of $5.3 million for the prior period.

As at November 30, 2009, the Company has approximately USD $0.4 million in U.S. denominated cash and cash equivalents compared with USD $25.0 million in long term debt. At November 30, 2008 the Company had approximately USD $3.1 million in U.S. denominated cash and cash equivalents and restricted cash compared with USD $25.0 million in long term debt.

Loss for the Period

The consolidated net loss for the three and six months ended November 30, 2009 and November 30, 2008 is reflected in the following table:

	Three months	Three months		Six months	Six months
	ended	ended	Increase	ended	ended	Increase
(in thousands of CDN $)	Nov 30, 2009	Nov 30, 2008	(decrease)	Nov 30, 2009	Nov 30, 2008	(decrease)

Loss for the period	$176	$6,975	$(6,799)	$2,086	$9,984	$(9,984)
Loss per share	$0.00	$0.05	$(0.05)	$0.02	$0.08	$(0.06)

As discussed above the main factors contributing to the decrease in the loss as compared to 2009 fiscal year was the significant reduction in foreign exchange loss offset by higher Research and Development costs. As a result of the cost curtailment program implement during the periods, normal operating costs (exclusive of debt servicing requirements, as discussed above) have been brought in line with revenues, a process which was begun during the first quart, but during the second quarter.

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the issue of warrants and the exercise of stock options, and interest on excess funds held.

MEDICURE INC.
Management's Discussion and Analysis

Cash used in operating activities for the first six month of fiscal 2010 decreased $4.9 million or 75% to $1.3 million compared to $6.6 million for fiscal 2009 primarily due to:

  A decrease of $0.9 million for AGGRASTAT® sales, net of selling, general and administration costs;
  A decrease of $0.3 million for research and development programs;
  An increase of $0.3 for investment tax credits received;
  A decrease of $0.4 million related to the change in accounts payable and accrued liabilities

Investing and financing activities for first quarter of fiscal years 2010 and 2009 were insignificant.

At November 30, 2009 the Company had cash and cash equivalents totaling $629,000 compared to $1,979,000 of cash and cash equivalents as of May 31, 2009. As at November 30, 2009, the Company had a working capital deficiency of $2,860,000 compared to working capital deficiency of $535,000 at May 31, 2009. The reduction of working capital was mainly due to increases in accrued interest on long-term debt and use of funds to support operations.

The Company has accrued US$2.1 million in debt service obligations. This US$2.1 million payment is due the earlier of January 21, 2010 and the date which is five business days following the date on which the Company receives written notice from the lender. Under the terms of the extension agreements, and only while they remain in force, non-payment of this amount or further amounts due does not result in an Event of Default. In the event of default, the lender could exercise its security rights under the agreement. Depending on the outcome of these negotiations’ the Company will not have sufficient working capital to maintain operations. In addition to the negotiations with the company’s senior lender the company is also implementing a cost savings program to further reduce its operating expenses and exploring additional strategic alternatives. There is no certainty that the negotiations with the Company’s senior lender will be successful, or that additional strategic alternatives will provide the necessary working capital. (See Going Concern Assumption and Continuity of Operations for further details) The total number of common shares issued and outstanding at January 14, 2010 and November 30, 2009 was 130,307,552.

As at November 30, 2009, the Company had 130,307,552 common shares outstanding and 6,962,207 and 15,961,271 options and warrants outstanding, respectively, to purchase common shares.

Contractual Obligations

As at November 30, 2009, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

(in thousands of USD $)	Total	2010	2011	2012	2013	2014	Thereafter
Debt financing obligations 1.	$45,411	$2,600	$3,500	$3,920	$4,390	$4,917	$26,084

Purchase agreement Commitments 2.	$2,335	483	644	805	403	-	-

Total	$47,746	3,083	4,144	4,725	4,793	4,917	26,084

MEDICURE INC.
Management's Discussion and Analysis

Debt obligations reflect the minimum annual payments under the debt financing agreement. See note 1 below.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1, TARDOXALTM as well as other related compounds.

In addition, as at November 30, 2009, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Accordingly, no obligations are included in the above table in related to these agreements.

1.

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. Additional information can be found in our Annual Report on Form 20-F for the year ended May 31, 2009, which can be obtained on SEDAR (www.sedar.com).

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham. In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

2.	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

The above commitments exclude any royalty obligations to Birmingham in excess of minimum annual payments pursuant to the debt financing agreement.

MEDICURE INC.
Management's Discussion and Analysis

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company and underlying terms and conditions of the debt agreement. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at November 30, 2009. The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	November 30, 2009	May 31, 2009

Cash and cash equivalents	$420,589	$1,151,509
Accounts receivable	530,242	410,885
Accounts payable and accrued liabilities	(670,555)	(934,099)
Accrued interest on long-term debt	(3,774,250)	(2,328,992)
Long term debt	(25,000,000)	(25,000,000)

Net	$(28,493,974)	$(26,700,697)

Based on the above net exposures as at November 30, 2009, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,400,000 in the Company’s net losses.

Related Party Transactions

During the six months ended November 30, 2009 the Company paid companies controlled by a director a total of $87,000 (November 30, 2008 - $88,000) respectively, for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook

Without a satisfactory outcome of the debt restructuring (See Going Concern Assumption and Continuity of Operations for further details) there is substantial doubt about the Company’s ability to continue as a going concern, and accordingly there is no certainty that any of these strategies discussed below can be achieved.

The Company’s strategic focus in fiscal 2010 will be to support AGGRASTAT® , to further develop new business

MEDICURE INC.
Management's Discussion and Analysis

strategies for AGGRASTAT® , to advance TARDOXALTM and other of its R&D based assets, to secure additional sources of funding and to continue to focus on cost savings measures.

It is the Company’s plan to focus on partnership opportunities for the pivotal clinical development and commercialization of TARDOXALTM , MC-1 Chronic, MC-1 Acute and its preclinical antithrombotic program. Such a partnership could provide funding for research and development in the respective program. The Company will also continue to explore other ways of maximizing shareholder value from AGGRASTAT® , such as through partnerships or other strategies involving third parties.

Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain business areas, or commence and explore new business areas. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). In the fourth quarter of fiscal 2009, the Company reported the following material weakness in the design of its internal control over financial reporting:

  The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 16 to the financial statements. Management and Board reviews are utilized to mitigate this risk including the engagement of independent consultants.

  Due to the limited number of staff and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions. Management and Board reviews are utilized to mitigate these risks.

Although these control deficiencies did not result in any material misstatements or consequent adjustments to the Company’s annual audited or interim unaudited consolidated financial statements, the Company is continuing to address the deficiencies.

Changes in Internal Controls

There were no significant changes to the Company’s key internal controls over financial reporting during the six months ended November 30, 2009.

During the second quarter, the Company transferred the accounting and administrative responsibilities to a company controlled by a director and appointed a new Chief Financial Officer.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year-ended May 31, 2009, can be obtained on SEDAR (www.sedar.com).

MEDICURE INC.
Management's Discussion and Analysis

Risks and Uncertainty

With the exception of AGGRASTAT® , all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for our products, including MC-1 Chronic. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be our ability to achieve market penetration of AGGRASTAT® .

The Company’s future operations are dependent upon the ability to restructure its debt, complete other strategic alternatives, and/or secure additional funds, which may not be available under favourable terms, if at all (See Note 1 to the Company’s Consolidated Financial Statements). If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and its significant debt service obligations. The Company’s financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2009, which can be obtained on SEDAR (www.sedar.com).